Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 - 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441

www.westernwindenergy.com

N E W S   R E L E A S E

May 15, 2012

Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 62,731,056

WESTERN WIND ENERGY EXECUTES TERM SHEET TO ACQUIRE 4,000 MW WIND PROJECT PIPELINE

VANCOUVER, B.C. – Western Wind Energy Corp. (the “Company” or “Western Wind”) is pleased to announce it has executed a Term Sheet with Champlin/GEI Wind Holdings (“CGEI Wind”) to acquire the rights and title to a 4,000 MW wind energy development pipeline, with near term projects in Hawaii and Utah. Additional large projects are in California and throughout the US in niche markets with strong Renewable Portfolio Standards and Power Purchase Agreement pricing.

Cost of the acquisition is $20 Million US, payable by the issuance of 8 Million common shares at a deemed value of $2.50 per share US. The term sheet will be subject to completion of due diligence, formal documentation, board approvals and approval of the TSX and the applicable securities regulatory agencies including applicable escrow provisions.

CGEI Wind is jointly owned by Good Energies and Champlin Windpower, LLC and is lead by Mike Cutbirth. Mike was formerly head of Global Finance for Zond Corporation and Enron Wind and served 4 years as the first CEO of Clipper Windpower. Mike has 16 years of wind energy executive experience including raising over $1 Billion in financings for various wind projects. Mike would join the board of Western Wind if the transaction closes. Good Energies is a private equity fund broadly focused on the North American energy sector. As part of the Bregal Investments’ family of funds, it has substantial, long term funding from a 6th generation family foundation that has invested over $10 Billion since 2002. Good Energies has a long term track record of successful previous wind investments including G3 Energy, Ventus and Everpower and continues to hold stakes in Sequoia Energy, Eolectric, Second Wind and 3TIER.

Jeff Ciachurski, CEO of Western Wind states, “ We are excited to negotiate a term sheet with CGEI Wind Holdings. With a 4,000 MW pipeline and near term projects in Hawaii and Utah, this complements the consistent Western Wind strategy of executing and completing projects in niche markets with high level renewable energy policies and aggressive pricing. Mike is a well respected leader in the US wind business and complements the aggressive vision at Western Wind.”

Mike Cutbirth, CEO of CGEI Wind states “Western Wind has an impressive track record of growth over the last several years and we believe the market has not yet recognized the value of its stock. Our portfolio will help continue to fuel the growth plans of Western Wind. Our portfolio is complementary to Western Wind’s holdings with projects in key niche markets and there should be significant synergies to the acquisition and merger of our holdings into Western Wind. We are excited to become a part of Western Wind and help further increase the value of the Company.

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND) trades in the United States on the OTCQX under the symbol “WNDEF” and on the TSX Venture Exchange under the symbol “WND”. Western Wind is a vertically integrated renewable energy production company that directly owns over 165 MW of rated solar and wind capacity in production in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”
Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.